SEC

19008334

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

EB.

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-47883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments, Inc., (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this
27th day of February 2019

Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01G06207206
Qualified in Queens County
My Commission Expires 6/8/21

Certificate filed in NY County

FREEDOM INVESTMENTS, INC.
(S.E.C. I.D. No. 8-47883)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a public document

Freedom Investments, Inc.
Table of Contents
As of December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm.	
Statement of Financial Condition.	4
Notes to Statement of Financial Condition	5 - 8

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of Freedom Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2013.

Freedom Investments, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash	$ 3,611,804
Securities owned at fair value	1,495,535
Due from Parent, clearing broker	306,306
Income tax receivable	4,225
Other assets	18,070
Total assets	5,435,940
Liabilities and Stockholder's Equity	
Payable to Parent	41,382
Accrued expenses and other liabilities	64,081
Total liabilities	105,463
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Retained earnings	613,083
Total stockholder's equity	5,330,477
Total liabilities and stockholder's equity	$ 5,435,940

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly-owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation. The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis.

2. Significant Accounting Policies

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Instruments and Fair Value

Financial Instruments

Securities owned are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

Valuation Techniques

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

Cash

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as noninterest expense. As of December 31, 2018, the Company does not have any uncertain tax positions.

New Accounting Pronouncements

Recently Issued

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which modifies the disclosure requirements related to fair value measurement. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted. The Company will not early adopt this ASU. The Company is currently evaluating the impact, if any, of the ASU on the Company's disclosure.

3. Financial Instruments and Fair Value Measurements

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2018 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities owned				
U.S. Treasury securities	$ 1,495,535	—	—	$ 1,495,535
	$ 1,495,535	—	—	$ 1,495,535

The Company has cash that is not measured at fair value on a recurring basis in the statement of financial condition but would be categorized in Level 1.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $5,308,182 which exceeded minimum capital requirements by $5,208,182.

5. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as TCJA. The TCJA makes broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (3) creating a new limitation on deductible interest expense; (4) eliminating the deductibility of entertainment expenses; and (4) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

Also, on December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 provides a measurement period, not to exceed 12 months from the date of enactment to complete, the accounting associated with the Tax Act. Under SAB 118, for matters for which the accounting related to the Act had not yet been completed, the Company recognized provisional amounts to the extent that they were reasonably estimable. The Company has completed its accounting of the impact of the Tax Act in the current period and there were no significant changes to the provisional amounts previously recorded in accordance with SAB 118.

The Company is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2008 for all significant jurisdictions.

As of December 31, 2018, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

6. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash of $306,306 and securities owned with a market value of $1,495,535 are held in the Company's brokerage account with the Parent. The Company is included in the Parent's calculation of reserve requirements for the proprietary accounts of brokers.

At December 31, 2018, the Company had an amount due to the Parent of $41,382 related to operational expenses. These expenses are initially paid by the Parent and are subsequently reimbursed to the Parent by the Company.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2018 and through the date on which the financial statement was issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.